FORM  51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

DynaMotive Energy Systems Corporation (the “Issuer”)

230-1700 West 75th Avenue

Vancouver, BC V6P 6G2

Tel. (604) 267-6013

Item 2

Date of Material Change

December 1, 2008

Item 3

News Release

Issued December 1, 2008, disseminated via Filing Services Canada and retransmitted by Marketwire.

Item 4

Summary of Material Change

Vancouver, B.C. - Dynamotive Energy Systems Corporation (OTCBB:DYMTF) announced today that it had entered into a commercial agreement to support the development of a pyrolysis plant in China based on its proprietary technology.

In accordance with the agreement, Dynamotive will provide process and engineering support for the development of a plant to be located in the Henan province in the People’s Republic of China, being the first Dynamotive plant to be built outside Canada.

The plant will be developed by Hubei Xinda Bio-oil Technology Co., Ltd. (Hubei Xinda) in co-operation with Great China New Energy Technology Services Co. Limited (GCNETS) who is the exclusive licensor for Dynamotive’s technology in the People’s Republic of China.

Dynamotive under the terms of the agreement will provide technical support for the development. Fees for the technical support have been agreed for at $2,300,000 (two million three hundred thousand USD). Construction will take place in China and will be the responsibility of Hubei Xinda.

Item 5

Full Description of Material Change

5.1   Full Description of Material Change

Vancouver, B.C. - Dynamotive Energy Systems Corporation (OTCBB:DYMTF) announced today that it had entered into a commercial agreement to support the development of a pyrolysis plant in China based on its proprietary technology.

In accordance with the agreement, Dynamotive will provide process and engineering support for the development of a plant to be located in the Henan province in the People’s Republic of China, being the first Dynamotive plant to be built outside Canada.

The plant will be developed by Hubei Xinda Bio-oil Technology Co., Ltd. (Hubei Xinda) in co-operation with Great China New Energy Technology Services Co. Limited (GCNETS) who is the exclusive licensor for Dynamotive’s technology in the People’s Republic of China.

Dynamotive under the terms of the agreement will provide technical support for the development. Fees for the technical support have been agreed for at $2,300,000 (two million three hundred thousand USD). Construction will take place in China and will be the responsibility of Hubei Xinda.

Ping Yan, President and General Manager of Hubei Xinda said, “Our company focuses on the development of renewable energy in China. We have been following Dynamotive’s technology for eight years.”

“We have secured over 900,000 dry tons of corn stover as feedstock for BioOil production which will be sufficient to supply 10 plants in the first stage of development. We have the funds ready to build China’s first plant in Henan province, and show the potential of this technology.”

“The first project in China marks an important milestone for our company,” said Dynamotive’s Chairman Richard Lin. “China’s economic development is in the world’s spotlight, and energy security and environmental protection are two major global concerns. As a leader in the bio-fuel industry, Dynamotive uses its patented technology to convert agricultural residues into valuable and clean renewable energy. The process makes use of non-food resources and creates no competition for land with food crops.”

GCNETS, Dynamotive’s exclusive licensor in the region was instrumental in the development of this agreement and in the introduction of Dynamotive’s technology in China. In particular GCNETS worked co-operatively with National Development and Reform Commission (NDRC) and Dynamotive in regard to vetting the technology (announced December 12, 2006), a critical step in securing this first plant.

The agreement with GCNETS and Hubei Xinda is the first of a number of potential agreements that are expected to be concluded in the region. GCNETS also worked closely with China National Offshore Oil Corporation (CNOOC), after being introduced by the Canadian Embassy in 2006 (see website disclosures October 7, 2008) and has confirmed that negotiations are ongoing.

GCNETS is obligated to develop within five years a minimum of 15 plants in the region. Minimum license fees have been set at $1,000,000 (one million USD) per plant developed. Further, the agreement between GCNETS and Dynamotive provides for up to 20 % ownership of Dynamotive in the venture.

According to NDRC, China produces 900 million tons of agricultural residues each year. Using only one-third for fuel production, it would be sufficient to supply feed for two thousand 200 tpd BioOil plants. This output would help China meet its target to reduce its industrial fuel oil imports by 50%.

5.2  Disclosure for Restructuring Transactions

N/A

Item 6

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7

Omitted Information

Not applicable

Item 8

Executive Officer

Contact:      Andrew Kingston, President & CEO

Telephone:  (604) 267-6013

Item 9

Date of Report

December 1, 2008

     DYNAMOTIVE ENERGY SYSTEMS CORPORATION

(signed)

  “Richard Lin”

Richard Lin

Chairman

DYNAMOTIVE ENERGY SYSTEMS CORPORATION

News Release: December 1, 2008

Dynamotive Signs Agreement for Development of Plant in China

Vancouver, B.C. - Dynamotive Energy Systems Corporation (OTCBB:DYMTF) announced today that it had entered into a commercial agreement to support the development of a pyrolysis plant in China based on its proprietary technology.

In accordance with the agreement, Dynamotive will provide process and engineering support for the development of a plant to be located in the Henan province in the People’s Republic of China, being the first Dynamotive plant to be built outside Canada.

The plant will be developed by Hubei Xinda Bio-oil Technology Co., Ltd. (Hubei Xinda) in co-operation with Great China New Energy Technology Services Co. Limited (GCNETS) who is the exclusive licensor for Dynamotive’s technology in the People’s Republic of China.

Dynamotive under the terms of the agreement will provide technical support for the development. Fees for the technical support have been agreed for at $2,300,000 (two million three hundred thousand USD). Construction will take place in China and will be the responsibility of Hubei Xinda.

Ping Yan, President and General Manager of Hubei Xinda said, “Our company focuses on the development of renewable energy in China. We have been following Dynamotive’s technology for eight years.”

“We have secured over 900,000 dry tons of corn stover as feedstock for BioOil production which will be sufficient to supply 10 plants in the first stage of development. We have the funds ready to build China’s first plant in Henan province, and show the potential of this technology.”

“The first project in China marks an important milestone for our company,” said Dynamotive’s Chairman Richard Lin. “China’s economic development is in the world’s spotlight, and energy security and environmental protection are two major global concerns. As a leader in the bio-fuel industry, Dynamotive uses its patented technology to convert agricultural residues into valuable and clean renewable energy. The process makes use of non-food resources and creates no competition for land with food crops.”

GCNETS, Dynamotive’s exclusive licensor in the region was instrumental in the development of this agreement and in the introduction of Dynamotive’s technology in China. In particular GCNETS worked co-operatively with National Development and Reform Commission (NDRC) and Dynamotive in regard to vetting the technology (announced December 12, 2006), a critical step in securing this first plant.

The agreement with GCNETS and Hubei Xinda is the first of a number of potential agreements that are expected to be concluded in the region. GCNETS also worked closely with China National Offshore Oil Corporation (CNOOC), after being introduced by the Canadian Embassy in 2006 (see website disclosures October 7, 2008) and has confirmed that negotiations are ongoing.

GCNETS is obligated to develop within five years a minimum of 15 plants in the region. Minimum license fees have been set at $1,000,000 (one million USD) per plant developed. Further, the agreement between GCNETS and Dynamotive provides for up to 20 % ownership of Dynamotive in the venture.

According to NDRC, China produces 900 million tons of agricultural residues each year. Using only one-third for fuel production, it would be sufficient to supply feed for two thousand 200 tpd BioOil plants. This output would help China meet its target to reduce its industrial fuel oil imports by 50%.

About Dynamotive

Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA and Argentina. Its carbon/greenhouse gas neutral fast pyrolysis technology uses medium temperatures and oxygen-less conditions to turn dry, waste cellulosic biomass into BioOil for power and heat generation. BioOil can be further converted into vehicle fuels and chemicals. Photographs of the Guelph and West Lorne plants may be seen on the company's website www.dynamotive.com.

About BioOil® Biofuel

BioOil® is an industrial fuel produced from cellulose waste material. When combusted it produces substantially less smog-precursor nitrogen oxides (‘NOx’) emissions than conventional oil as well as little or no sulfur oxide gases (‘SOx’), which are a prime cause of acid rain. BioOil® and BioOil Plus™ are price-competitive replacements for heating oils #2 and #6 that are widely used in industrial boilers and furnaces. They have been EcoLogo certified, having met stringent environmental criteria for industrial fuels as measured by Environment Canada’s Environmental Choice Program. BioOil® can be produced from a variety of residue cellulosic biomass resources and is not dependent on food-crop production.

Contacts:

Delphin Thebaud, (703) 336-8459

Toll Free (North America): 1-877-863-2268

Fax : (703) 336-8462

Email: info@dynamotive.com

Website: www.dynamotive.com

Forward Looking Statement

Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements". Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the company's disclosure filings with the Securities and Exchange Commission.